Mail Stop 3561

June 18, 2009

Via Fax & U.S. Mail

Ms. Glynis M. Hendrickson
206 May Street, PO Box 343
Radcliffe, Iowa 50230

      Re: **Mirenco, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 31, 2009
              File No. 000-32819

Dear Ms. Hendrickson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(515) 899-2147